February 24, 2025

Via Edgar Transmission

Mr. Patrick Fullem

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Brilliance Group Request for Withdrawal of Registration Statement on Form F-1 File No. 333-274685

Dear Mr. Fullem:

On September 25, 2023, Brilliance Group, a Cayman Islands company (the “Company”), initially filed a Form F-1 Registration Statement (File No. 333-274685) (together with the exhibits and amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the offering described in the Registration Statement. The Company represents that no securities were sold in connection with the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions regarding this request for withdrawal.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com